Interim Results – 31 December 2005

15 February 2006

Chip Goodyear   Chief Executive Officer

Chris Lynch   Chief Financial Officer



Disclaimer

The views expressed here contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

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Interim Results – 31 December 2005

Chip Goodyear   Chief Executive Officer



Highlights – six months ended December 2005

- **HSEC** – 12 month rolling Classified Injury Frequency Rate of 4.4
- **Record half year earnings**
  - Underlying EBITDA up 42% to US$8.0 billion
  - Underlying EBIT up 43% to US$6.7 billion
  - Attributable profit of US$4.4 billion and earnings per share of 72 US cents, up 48% and 51%, respectively
- **Underlying EBIT margin increased** to 42%[1] and a **solid ROCE** of 31%
- **WMC integration complete** and savings ahead of forecast
- **Five major projects approved**. Current pipeline 25 projects, US$14.4 billion of investments
- **Interim dividend increased 30% to 17.5 US cents per share**, consistent with outlook and higher earnings and cash flow
- Board approved **US$2 billion capital management programme**

(1)   Refer to slide 41 for further details.

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Interim Results - 31 December 2005

Chris Lynch   Chief Financial Officer



Highlights

Half year ended December (US$M)	2005	2004	% Change
Revenue (with JV share of revenue)	18,172	15,207	+20
Underlying EBITDA	7,971	5,619	+42
Underlying EBIT	6,671	4,665	+43
EBIT – Profit from operations	6,259	4,369	+43
Attributable profit	4,364	2,953	+48
Net operating cash flow	4,308	3,197	+35
EPS (US cents)	72.1	47.7	+51
Underlying EBITDA interest cover (times)	40.1	46.6	-14
Dividends per share (US cents)	17.5	13.5	+30

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Underlying EBIT by Customer Sector Group

Half year ended December (US$M)	2005	2004	% Change
Petroleum	1,436	1,265	+14
Aluminium	406	449	-10
Base Metals	1,893	1,040	+82
Carbon Steel Materials	2,275	991	+130
Diamonds & Specialty Products	261	406	-36
Energy Coal	205	296	-31
Stainless Steel Materials	374	337	+11
Group & Unallocated Items	(131)	(92)	
Exploration & Technology	(48)	(27)	
BHP Billiton (Total)	6,671	4,665	+43

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Impact of major volume changes on underlying EBIT
Half year ended Dec 05 vs half year ended Dec 04

Total volume variance US$370 million[1] (includes new business[2])



US$M

Copper 235

Nickel 114

Iron Ore 27

Energy Coal 25

Diamonds (10)

Manganese (21)

Met Coal (40)

Other 40

Organic Growth   Acquisitions

(1) Organic growth from existing businesses is calculated at Dec 04 margins.

(2) Volume component of WMC acquisitions US$300m is included. US$35m of integration and exploration costs are excluded.

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Underlying EBIT analysis
Half year ended Dec 05 vs half year ended Dec 04



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Cost impact on underlying EBIT
Half year ended Dec 05 vs half year ended Dec 04



Total cost variance   - US$(795) million

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WMC integration complete

- Integration of assets and functions successfully completed

- 430 people have departed the organisation, expect close to 500 in total

- Record half year production at Nickel West and Southern Cross Fertiliser

- Final annualised cost efficiencies expected to exceed A$180 million versus original estimate of A$115 million

- Final one-off cost to achieve cost efficiencies estimated at A$103 million versus original estimate of A$120 million

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Net finance costs, taxation and attributable profit

Half year ended December (US$M)	2005	2004
Underlying EBIT	6,671	4,665
JV net finance costs	(59)	(76)
JV tax expense	(353)	(220)
EBIT - Profit from operations	6,259	4,369
Net finance costs	(215)	(192)
Profit before tax	6,044	4,177
Tax expense	(1,616)	(1,113)
Minorities	(64)	(111)
Attributable profit	4,364	2,953

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Interim Results – 31 December 2005

Chip Goodyear   Chief Executive Officer



Industry cost and capacity pressures

"Show us the money: workers cash in on skills crisis"

"No relief in site for miners – project delays and cost pressures unlikely to ease in the short term"

"Australia….has $420 billion worth of projects in the pipeline"

"Developing new metals deposits gets tougher"

"Skills shortage and poor infrastructure hamper South African growth"

"Caterpillar sales rise in midst of supply troubles"

"Rising expenses force mining players to dig deeper "

"Industry scrambles for workers: New exploration and aging workforce fuel demand, experts say"

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Deep inventory of growth projects



BROWNFIELD

Zamzama Phase 2

Atlantis North

BMA Phase 2

Douglas – Middelburg

Koala UG

NWS T5

Worsley DCP

Esc'da Sulphide

Alumar

Yabulu

Samarco

NWS Angel

Blackwater CPP

WA Iron Ore RGP 2

WA Iron Ore RGP 3

Worsley E&G

WA Iron Ore RGP 4+

As at 15 February 2006
Size of bubble indicates proposed capital expenditure; bold outer border signifies sanctioned project.

$US 200M

CY2006   2007   2008   2009   2010   2011

Spence

Stybarrow

Pyrenees

Neptune

Shenzi

Atlantis South

Ravensthorpe

Maruwai

Alumina
Base Metals
Iron Ore
Met. Coal
Diamonds
Energy Coal
Nickel
Petroleum

GREENFIELD

Interim Results
Slide 15   15 February 2006

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Chinese copper, nickel, aluminium and iron ore demand and its % share of world demand

'000 tonnes



Data: BHP Billiton

'000 tonnes



Data: INSG

'000 tonnes



Data: Brook Hunt, CRU

million tonnes



Data: IISI, China Customs, CRU, Tex, Clarksons & BHP Billiton

Interim Results

Slide 16   15 February 2006

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Demand growth continues

- China
  - GDP growth 9.9% for CY2005
  - All major commodities showing consumption growth
  - Government macro controls to stay in place
- US
  - Economic outlook remains robust
  - Advanced Energy Initiative announced
- Japan
  - Japanese economy stronger than expected
  - Recovery looking sustainable
- Europe
  - Economy beginning to stir
  - Jobs and spending critical to recovery



BHP Billiton Sales to China (US$m)

FY 02	H1 03	H2 03	H1 04	H2 04	H1 05	H2 05	H1 06
371	431	785	1,075	1,357	1,588	2,407	2,946

Positive medium term outlook

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Cash flow priorities lead to further capital management initiatives

- Demand remains strong

- Positive demand outlook

- Supply response lagging

- Projects being prioritised and modularised or delayed

- High relative prices

- Cash flow remains strong



US cps — Dividends

Return surplus funds to shareholders

Capital management details

- Increase interim dividend by 3 US cents per share to 17.5 US cents per share

- Continue with progressive dividend policy

- Capital return of US$2 billion in share buy-backs
  - A$1.5 billion off-market buy-back in Limited commencing immediately
  - On-market buy-back for balance, most likely Plc

- Complete buy-back within 18 months

No change to cash flow priorities

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Strategic drivers

"Our core purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions."



- Growth Options
- Project Pipeline
- Financial Strength and Discipline
- The BHP Billiton Way *(Value Added Processes)*
- World Class Assets
- 'Licence to Operate'
- People

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Summary

- Record half year results

- Margins continue to expand

- WMC integration complete and savings ahead of forecast

- Execution and replenishment of project pipeline continues

- Interim dividend increased 30% to 17.5 US cents per share, consistent with outlook and higher earnings and cash flow

- Board approved US$2 billion capital management programme

- Outlook remains positive

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Appendix



Cash flow

Half year ended December (US$M)	2005	2004
Operating cash flow and JV dividends [1]	6,257	4,263
Net interest paid	(149)	(86)
Tax paid [2]	(1,800)	(980)
Available cash flow	**4,308**	**3,197**
Capital expenditure	(2,317)	(1,358)
Exploration expenditure	(348)	(199)
Purchases of fixed assets & investments	(505)	(14)
Proceeds from sale of fixed assets & investments	256	112
Net cash flow before dividends and funding	**1,394**	**1,738**
Dividends paid	(989)	(626)
Net cash flow before funding	**405**	**1,112**

(1) Operating cash flow includes dividends received from jointly controlled entities, which typically differs from our share of profits recognised from those entities.

(2) Includes royalty related taxes paid.

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Outstanding assets
Increasing margins and return on capital



Return on Capital
Underlying EBIT Margin(1)
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
11%
20%
13%
24%
21%
30%
29%
39%
31%
42%
2002
2003
2004
2005
H1 2006

(1) 2005 and H1 2006 are shown on the basis of Underlying EBIT. Refer to slide 41 for detail. Prior periods are calculated under UKGAAP.

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Outstanding assets
EBIT margin[1] by Customer Sector Group



(1)   2005 and H1 2006 margins are calculated on the basis of Underlying EBIT. Refer to slide 42 for detail. Prior periods are calculated under UKGAAP.

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EBIT[1] growth since July 2001



US$bn

(1)   FY2005 and H1 FY2006 data is calculated on the basis of Underlying EBIT.
Prior periods are calculated under UKGAAP.

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Impact of major commodity price changes on underlying EBIT
Half year ended Dec 05 vs half year ended Dec 04



Total price variance US$2,915 million

Capital expenditure [1]

US$ Billion	2002	2003	2004	2005	2006F
Growth	1.9	2.0	1.8	2.6	4.0
Sustaining	0.9	0.7	0.8	1.2	1.4
Exploration [2]	0.4	0.3	0.5	0.5	0.6
Total	**3.2**	**3.0**	**3.1**	**4.3** [3]	**6.0** [3]

(2) 2006 forecast is US$450m Petroleum and US$160m Minerals

(3) Does not include WMC acquisition



(1) Includes expenditure for jointly controlled entities.

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Asset disposals since July 2001

Proceeds from sale of assets	(US$M)
H1 FY2006	193
FY2005	1,035
FY2004	277
FY2003[1]	2,472
FY2002	845
Total proceeds	**4,822**

(1) Includes BHP Steel demerger and BHP Steel loans (net of cash disposed and costs)

China

- Sales into China increasing but diversification remains
- Currently 16.2% of total company revenues, up from 12.6% in FY05



US$M
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
ROW
Europe
Australia
China
Japan
Nth America
Other Asia
371
431
785
1,075
1,357
1,588
2,407
2,946
FY02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Petroleum
Aluminium
Base Metals
CSM
Energy Coal
SSM

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Financial flexibility



Average borrowing cost = gross interest for period/average gross debt for period.
EBITDA interest cover based on net finance costs (including net finance costs of jointly controlled entities).
Data excludes exchange differences arising from debt and discounting of provisions and other liabilities.
2005 and H1 2006 calculated under IFRS - Underlying EBITDA and Underlying net debt inclusive of jointly controlled entities.   Prior periods calculated under UKGAAP.

Growth projects delivered since July 2001



Ekati*/Panda

Typhoon, Mad Dog & Pipelines

Zamzama

Ohanet & ROD

Angostura

San Juan

Cerrejon*

PACE

BMA Phase 1

NWS T4

Antamina

Mozal II

Area C

Mt Arthur North

Tintaya Oxide

Hillside III

Dendrobium

Escondida*

Paranam

Accelerated Expansion & Rapid Growth

Bream Gas Pipeline & Minerva

Legend:
- ○ Aluminium
- ○ Base Metals
- ○ Carbon Steel
- ○ Energy Coal
- ○ Diamonds
- ○ Petroleum

29 projects + 2 bolt on acquisitions US$6.7 billion

US$279 million savings

* Cerrejon refers to increased ownership interest plus expansion program.
Ekati refers to increased ownership interest.
Escondida refers to Phase IV and Norte.

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Sanctioned development projects (US$8.85 bn)

Minerals Projects	Commodity	Share of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Progress
Worsley development capital (Australia) – 86%	Alumina	165	Q1 CY06	250,000 tpa	On time and budget
Alumar Refinery Expansion (Brazil) – 36%	Alumina	518	Mid CY08	2 million tpa	On time and budget
Escondida Sulphide Leach (Chile) – 57.5%	Copper	500	H2 CY06	180,000 tpa copper cathode	On time and budget
Spence (Chile) – 100%	Copper	990	Q4 CY06	200,000 tpa copper cathode	On time and budget
Western Australia Iron Ore RGP 2 (Australia) – 85%	Iron Ore	489	H2 CY06	Increase capacity by 8 million tpa	On time and budget
Western Australia Iron Ore RGP 3 (Australia) – 85%	Iron Ore	1,300	Q4 CY07	Increase capacity by 20 million tpa	On time and budget
Samarco Third Pellet Plant (Brazil) – 50%	Iron Ore	590	H1 CY08	7.6 million tpa	On time and budget

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Sanctioned development projects (US$8.85 bn) cont.

Minerals Projects cont.	Commodity	Share of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Progress
Blackwater Coal preparation plant (Australia) – 50%	Met Coal	100 [1]	Mid CY06	New coal handling and processing facility to replace the three existing plants	Six months behind schedule. On revised budget [1]
BMA Phase 2 (Australia) – 50%	Met Coal	88	H2 CY06	2 million tpa clean coal	On time and budget
Ravensthorpe (Australia) – 100%	Nickel	1,340 [2]	Q2 CY07	Up to 50,000 tpa contained nickel in concentrate	On time. On revised budget [2]
Yabulu (Australia) – 100%	Nickel	460 [3]	Q3 CY07	45,000 tpa nickel	On time. On revised budget [3]

[1] Increased from original budget of US$90 million in August 2005.
[2] Increased from original budget of US$1,050m due to inflationary cost pressures and adverse foreign currency movements in September 2005.
[3] Increased from original budget of US$350m due to inflationary cost pressures and adverse foreign currency movements in September 2005.

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Sanctioned development projects (US$8.85 bn) cont.

Petroleum Projects	Commodity	Share of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Progress
Atlantis South (US) – 44%	Oil/gas	1,115 [1]	Under review [1]	200,000 barrels per day and 180 million cubic feet gas per day	Schedule under review. On revised budget [1]
Zamzama Phase 2 (Pakistan) – 38.5%	Gas	46	Q3 CY07	150 million cubic feet gas per day per day	On time and budget
Neptune (US) – 35%	Oil/Gas	300	End CY07	50,000 barrels per day and 50 million cubic feet gas per day	On time and budget
Atlantis North (US) – 44%	Oil/Gas	100	End CY07	Tie-back to Atlantis South	On time and budget
Stybarrow (Australia) – 50%	Oil/Gas	300	Q1 CY08	80,000 barrels per day	On time and budget
North West Shelf 5th Train (Australia) – 16.67%	LNG	250	Late CY08	LNG processing capacity 4.2 million tpa	On time and budget
North West Shelf Angel (Australia) – 16.67%	Oil/Gas	200	End CY08	50,000 barrels and 800 million cubic feet gas per day per day	On time and budget

(1)   Schedule under review following 2005 hurricane disruptions in the Gulf of Mexico (US). An additional US$121 million was approved in the December 2004 quarter to increase capacity by 50,000 barrels of oil per day (100%) and allow for inflationary cost pressures.

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Development projects in feasibility

Minerals Projects (US$3.10 bn)	Commodity	Estimated Share of Capex* US$M	Forecast Initial Production*	Project Capacity (100%)
Douglas-Middleburg Optimisation – 84%	Energy Coal	<400	H2 CY07	Optimisation of existing reserve base
Koala Underground (Canada) – 80%	Diamonds	<200	H1 CY08	3,000 tonnes per day ore processed
Worsley Efficiency and Growth (Australia) – 86%	Alumina	700	H2 CY08	800,000 tpa
Maruwai (Indonesia) – 100%	Met Coal	405	H1 CY09	5 million tpa clean coal
Western Australia Iron Ore RGP 4+ (Australia) – 85%	Iron Ore	1,400	H1 CY10	Increase system capacity to 152 million tpa

Petroleum Projects (US$2.45 bn)	Commodity	Estimated Share of Capex* US$M	Forecast Initial Production*	Project Capacity (100%)
Pyrenees (Australia) – 71.43% WA-12-R and 40% WA-155-P	Oil/Gas	650	End CY08	100,000 barrels per day
Shenzi (US) – 44%	Oil/Gas	1,800	Mid CY09	100,000 barrels per day

* Indicative only

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Development projects commissioned since July 2001

Project	Our Share of Capex		Initial Production Date	
	Budget US$M	Actual US$M	Budget	Actual
Antamina (Peru) – 33.75%	775	752	Q2 CY01	Q2 CY01
Typhoon (US) – 50%	128	114	Q3 CY01	Q3 CY01
Tintaya Oxide (Peru) – 99.9%	138	120	Q2 CY02	Q2 CY02
Escondida Phase IV (Chile) – 57.5%	600	543	Q3 CY02	Q3 CY02
San Juan Underground (US) – 100%	146	143	Q3 CY02	Q3 CY02
Bream Gas Pipeline (Australia) – 50%	50	34	Q2 CY03	Q4 CY02
Mozal 2 (Mozambique) – 47.1%	405	311	Q4 CY03	Q2 CY03
Zamzama (Pakistan) – 38.5%	40	40	Q3 CY03	Q2 CY03
Area C (Australia) – 85%	181	171	Q4 CY03	Q3 CY03
Mt Arthur North (Australia) – 100%	411	380	Q4 CY03	Q4 CY03
Hillside 3 (South Africa) – 100%	449	411	Q2 CY04	Q4 CY03
Ohanet (Algeria) – 45%	464	464	Q4 CY03	Q4 CY03
Cerrejon Zona Norte (Colombia) – 33.3%	50	33	Q1 CY04	Q1 CY04
Products & Capacity Expansion (Australia) – 85%	299	266	Q2 CY04	Q1 CY04

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Development projects commissioned since July 2001

Project	Our Share of Capex		Initial Production Date	
	Budget US$M	Actual US$M	Budget	Actual
WA Iron Ore accelerated expansion (Australia) – 85%	83	80	Q2 CY04	Q2 CY04
NWS Train 4 (Australia) – 16.7%	247	252	Mid CY04	Mid CY04
ROD (Algeria) – 36%	192	192	Q4 CY04	Q4 CY04
GoM Pipelines Infrastructure (US) – 22/25%	132	132	Q4 CY04	Q4 CY04
Western Australia Iron Ore RGP (Australia) – 85%	95	101	Q4 CY04	Q4 CY04
Mad Dog (US) – 23.9%	368	370	End CY04	Jan 2005
Minerva (Australia) – 90%	150	157	Q4 CY04	Jan 2005
Angostura (Trinidad) – 45%	327	337	End CY04	Jan 2005
Panda Underground (Canada) – 80%	146	146 [1]	Early CY05	April 2005
Dendrobium (Australia) – 100%	200	200	Mid CY05	April 2005
BMA Phase 1 (Including Broadmeadow) (Australia) – 50%	90	90 [1]	Mid CY05	Mid CY05
Escondida Norte (Chile) – 57.5%	230	251	Q4 CY05	Oct 2005
Paranam Refinery Expansion (Suriname) – 45%	29	29 [1]	Q3 CY05	Q4 CY05

(1) Actual costs subject to finalisation.

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Key net profit sensitivities

Approximate impact (1) on FY06 net profit after tax of changes of:	(US$M)
US$1/t on iron ore price	60
US$1/bbl on oil price	40
US$1/t on metallurgical coal price	20
USc1/lb on aluminium price	20
USc1/lb on copper price	20
US$1/t on energy coal price	20
USc1/lb on nickel price	2
AUD (USc1/A$) Operations[2]	60
RAND (0.2 Rand/US$) Operations[2]	35

(1) Assumes total volumes exposed to price.

(2) Impact based on average exchange rate for the period.

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Non IFRS and GAAP measures used within this presentation

EBITDA

EBITDA is earnings before interest and tax, from continuing operations (except 2001 which includes Steel), before depreciation, amortisation and impairments of Group companies and jointly controlled entities and associates, as detailed below. Underlying EBITDA is Underlying EBIT (refer below) before depreciation, impairments and amortisation. We believe that EBITDA provides useful information, but should not be considered an indication of or alternate to net profit as an indicator of operating performance or as an alternative to cashflow as a measure of liquidity.

US$ million	FY2006(1)	FY2005 (1)		FY2004		FY2003		FY2002		FY2001
	H1	H1	H2	H1	H2	H1	H2	H1	H2	FY
Underlying EBIT	6,671	4,665	5,256	2,183	3,305	1,659	1,822	1,596	1,506	3,605
Depreciation & Amortisation	1,300	954	1,049	945	1,073	876	1,006	872	1,004	1,804
Underlying EBITDA	7,971	5,619	6,305	3,128	4,378	2,535	2,828	2,468	2,510	5,409

EBIT margin excluding third party product activities

Slides 4 and 25 refer to EBIT margins, excluding third party product activities, as detailed below. Underlying EBIT is earnings before net finance costs and tax, and jointly controlled entities' net finance costs and tax. We believe that this provides useful information but should not be considered an indication of or alternate to margins derived from net profit as an indicator of operating performance.

US$ million	H1 FY 2006 (1)	FY2005 (1)	FY2004	FY2003	FY2002
Turnover	18,172	31,150	24,943	17,506	17,778
Underlying EBIT	6,671	9,921	5,488	3,481	3,188
Underlying EBIT margin (%)	36.7	31.8	22.0	19.9	17.9
Turnover from third party product activities	2,534	6,113	6,660	3,382	2,190
Underlying EBIT from third party product activities	111	114	33	51	28
Turnover excluding third party product activities	15,638	25,037	18,283	14,124	15,588
Underlying EBIT excluding third party product activities	6,560	9,807	5,455	3,430	3,160
Underlying EBIT margin excluding third party product activities (%)	41.9	39.2	29.8	24.3	20.3

(1)   2005 and H1 2006 data has been calculated on the basis of IFRS / Underlying EBIT and EBITDA. Prior periods have been calculated on the basis of UKGAAP.

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Non IFRS and GAAP measures used within this presentation

EBIT margin by Customer Sector Group excluding third party product activities

Slide 26 refers to Customer Sector Group EBIT margins, excluding third party product activities, as detailed below. Underlying EBIT is earnings before net finance costs and tax, and jointly controlled entities' net finance costs and tax. We believe that this provides useful information but should not be considered an indication of or alternate to margins derived from net profit as an indicator of operating performance.

US$ million – H1 2006 (1)	Petroleum	Aluminium	Base Metals	CSM	DSP	Energy Coal	SSM
Turnover	2,960	2,344	4,031	4,728	679	1,769	1,358
Underlying EBIT	1,436	406	1,893	2,275	261	205	374
Underlying EBIT margin (%)	48.5	17.3	47.0	48.1	38.4	11.6	27.5
Turnover from third party product activities	587	769	481	34	-	370	12
EBIT from third party product activities	6	46	9	1	-	49	-
Turnover excluding third party product activities	2,373	1,575	3,550	4,694	679	1,399	1,346
Underlying EBIT excluding third party product activities	1,430	360	1,884	2,274	261	156	374
Underlying EBIT margin excluding third party product activities (%)	60.3	22.9	53.1	48.4	38.4	11.2	27.8
US$ million – FY2005 (1)	Petroleum	Aluminium	Base Metals	CSM	DSP	Energy Coal	SSM
Turnover	5,970	4,651	5,043	7,597	1,509	3,387	2,274
Underlying EBIT	2,395	959	2,171	2,800	560	587	712
Underlying EBIT margin (%)	40.1	20.6	43.0	36.9	37.1	17.3	31.3
Turnover from third party product activities	2,013	1,265	670	238	-	700	9
EBIT from third party product activities	14	21	(11)	14	-	54	-
Turnover excluding third party product activities	3,957	3,386	4,373	7,359	1,509	2,687	2,265
Underlying EBIT excluding third party product activities	2,381	938	2,182	2,786	560	533	712
Underlying EBIT margin excluding third party product activities (%)	60.2	27.7	49.9	37.9	37.1	19.8	31.4
US$ million – FY2004	Petroleum	Aluminium	Base Metals	CSM	DSP	Energy Coal	SSM
Turnover	5,558	4,432	3,422	4,857	1,710	2,569	1,749
EBIT	1,391	776	1,156	1,137	410	234	571
EBIT margin (%)	25.0	17.5	33.8	23.4	24.0	9.1	32.7
Turnover from third party product activities	2,286	1,823	335	102	829	554	47
EBIT from third party product activities	(22)	11	(4)	(9)	29	21	7
Turnover excluding third party product activities	3,272	2,609	3,087	4,755	881	2,015	1,702
EBIT excluding third party product activities	1,413	765	1,160	1,146	381	213	564
EBIT margin excluding third party product activities (%)	43.2	29.3	37.6	24.1	43.3	10.6	33.1

(1) 2005 and H1 2006 data has been calculated on the basis of IFRS / Underlying EBIT and EBITDA. Prior periods have been calculated on the basis of UKGAAP.

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Capital Management Programme

15 February 2006



Disclaimer

Important notice

This presentation does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract therefore. No indications of interest in the Buy-Back are sought by this presentation. Shareholders in the United States or who are, or who are acting on behalf of or for the account of a person who is in the United States, a US person (within the meaning of Regulation S under the United States Securities Act) or a resident of Canada will not be eligible to participate in the Buy-Back described in this presentation. ADRs and Restricted Employee Shares are also not eligible to be tendered into the Buy-Back. Buy-Back documents, including the booklet describing the terms of the Buy-Back and tender forms, are not to be distributed or sent into the United States or Canada.

Forward-looking statements

Certain statements contained in this presentation, including statements regarding the implementation of our capital management programme and its effect on our business, may constitute "forward-looking statements" for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this presentation to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of shares bought back pursuant to the invitation to participate in the Buy-Back, the Buy-Back Price and general trading and economic conditions affecting BHP Billiton.

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Off-market buy-back overview

Target size	• A$1.5bn (c. US$1.1bn) • Represents 1.9% of BHP Billiton Ltd issued share capital (1.2% of DLC)[1] • Flexibility to vary size depending on shareholder demand and the Buy-Back Price
Tender discount range	• Shareholders may tender their shares at 7 specified discounts from 8% to 14% inclusive (at 1% intervals) to the Market Price or as a Final Price Tender • Market Price will be calculated as the VWAP (excluding not "at-market" trades) over the 5 trading days up to and including the Buy-Back closing date (31 March 2006)
Buy-Back Price	• Buy-Back Price will be the largest discount that allows BHP Billiton to purchase the targeted amount of capital • A$2.10 fixed cash capital component[2] • Balance deemed a fully franked dividend for Australian tax purposes

[1] Assuming a Buy-Back of A$1.5bn and a Buy-Back Price of A$21.50 per share.
[2] Shareholders (other than those taxed as companies) will be taken for Australian tax purposes, to have sold their shares for A$2.10 plus any excess of the Tax Value over the Buy-Back Price.

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Off-market buy-back overview (continued)

Timetable & tax implications	• 3 week tender period opens 13 March 2006 and closes at 7pm, 31 March 2006 • Shares acquired on or before 16 February 2006 will generally comply with the 45-day rule (qualify for the benefit of dividend franking) • Shareholders will be able to buy shares in BHP Billiton Ltd on or after the ex-date of Monday, 20 February 2006, on an ex-entitlement basis, without jeopardising their ability to claim franking credits on other shares held at risk for the required 45 days
Tax Value adjustment	• The Tax Value will be the 5-day VWAP of BHP Billiton Limited shares on the ASX up to and including 14 February 2006 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 14 February 2006 to the opening price on the London Stock Exchange on the closing date of the Buy-Back (31 March 2006)
Dividend entitlement	• Registered shareholders will be entitled to BHP Billiton's half year dividend regardless of whether they tender their shares into the Buy-Back

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Tender rules

Eligibility	• Shares acquired before the Buy-Back ex-date (Monday, 20 February 2006) will confer an entitlement to participate in the Buy-Back • Ineligible shareholders - US and Canadian shareholders, other Excluded Foreign Persons • ADRs and Restricted Employee Shares are not eligible to be tendered into the Buy-Back
Acceptance	• All successfully tendered shares will receive the same Buy-Back Price • Shares tendered at or below the Buy-Back Price or as a Final Price Tender will be bought back, subject to any required scale back • Shares tendered above the Buy-Back Price will not be bought back
Scale Back	• A priority allocation of up to 200 shares tendered at the Buy-Back Price will be bought back before any scale back applies • Tenders will be scaled back if the total number of shares tendered at or below the Buy-Back Price is greater than the number of shares BHP Billiton Ltd wants to buy • The scale back provisions apply so that successful participants who tender all their shares at or below the Buy-Back Price and/or as a Final Price Tender will not be left with 80 shares or less
Minimum Price condition	• Acceptance of Tenders can be made conditional on the Buy-Back Price being no less than one of the four specified Minimum Prices set out on the tender form

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Key dates for off-market buy-back

Event	Date (2006)
Cut-off date for franking credit entitlement under 45-day rule[1]	Thursday, 16 February
Ex-date for Buy-Back entitlement[2]	Monday, 20 February
Buy-Back Record Date	Friday, 24 February
Mail-out of Buy-Back booklet and tender forms completed by	Wednesday, 8 March
Buy-Back tender period opens	Monday, 13 March
Buy-Back tender period closes (7pm Melbourne time)	Friday, 31 March
Announcement of Buy-Back Price and any scale back	Monday, 3 April
Dispatch/crediting of Buy-Back proceeds to participating shareholders	Monday, 10 April

1 Shares acquired after this date will not satisfy the 45-day rule, but some tax payers may be exempt. Shareholders should seek their own tax advice.
2 Assuming normal ASX trading ex-entitlement

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Worked Australian tax examples

	Superfund	Australian resident individuals [1]				
Income		$0-$6,000	$6,001-$21,600	$21,601-$63,000	$63,001-$95,000	$95,000+
Marginal tax rate	15.00%	0.00%	16.50%	31.50%	43.50%	48.50%
Income tax consequences (dividend)						
Assumed Buy-Back Price [2]	$21.50	$21.50	$21.50	$21.50	$21.50	$21.50
Less: fixed cash capital component	($2.10)	($2.10)	($2.10)	($2.10)	($2.10)	($2.10)
Assumed fully franked dividend [3]	$19.40	$19.40	$19.40	$19.40	$19.40	$19.40
Add: gross up for franking credits	$8.31	$8.31	$8.31	$8.31	$8.31	$8.31
Assessable income	$27.71	$27.71	$27.71	$27.71	$27.71	$27.71
Tax on assessable income	($4.16)	$0.00	($4.57)	($8.73)	($12.05)	($13.44)
After tax proceeds (dividend component) [4]	$23.56	$27.71	$23.14	$18.98	$15.66	$14.27
CGT consequences (capital)						
Fixed cash capital component	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10
Add: excess Tax Value over Buy-Back Price [5]	$3.50	$3.50	$3.50	$3.50	$3.50	$3.50
Less: Illustrative cost base	($15.00)	($15.00)	($15.00)	($15.00)	($15.00)	($15.00)
Nominal capital gain/(loss) on disposal	($9.40)	($9.40)	($9.40)	($9.40)	($9.40)	($9.40)
Discount capital gain/(loss) [6]	($6.27)	($4.70)	($4.70)	($4.70)	($4.70)	($4.70)
Tax impact of capital gain/loss [7]	$0.94	$0.00	$0.78	$1.48	$2.04	$2.28
After tax proceeds (capital component) [6,7]	$3.04	$2.10	$2.88	$3.58	$4.14	$4.38
Total after tax proceeds [6,7]	$26.60	$29.81	$26.02	$22.56	$19.80	$18.65

Footnotes 1 – 7: See Appendix

Shareholders should seek their own financial advice

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Appendix: Footnotes to worked Australian tax examples

(1) The marginal tax rate includes the Medicare Levy of 1.5%. The Medicare Levy will depend on an individual's own circumstances.

(2) The Buy-Back Price of A$21.50 is an example only based on an assumed Market Price of A$25.00 and a Buy-Back Discount of 14%. You should not rely on A$25.00 being the Market Price nor 14% being the Buy-Back Discount.

(3) This assumed fully franked dividend component (A$19.40) is calculated using an assumed Buy-Back Price (A$21.50) less the fixed cash capital component of A$2.10.

(4) This assumes the shareholder is fully entitled to the franking credits.

(5) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the shares is A$25.00. The actual Tax Value will be the 5-day VWAP of BHP Billiton Limited shares on the ASX up to and including 14 February 2006 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 14 February 2006 to the opening price on the London Stock Exchange on the closing date of the Buy-Back (31 March 2006).

(6) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals and $33^{1/3}$% for super funds).

(7) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss, which arises under the Buy-Back, may be different to any capital loss which may have arisen under an equivalent sale of shares on-market. This is because the capital proceeds under the Buy-Back are the aggregate of A$2.10 (the cash capital component) plus A$3.50 (the excess of the assumed Tax Value over the assumed Buy-Back Price).

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